June 25, 2010

Mary A. Cole, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   Chou U.S. Mutual Funds
         File Nos.:  333-165300 and 811-22394

Dear Ms. Cole:

We have received your letter dated April 1, 2010 regarding the registration statement on Form N-1A for Chou U.S. Mutual Funds (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on April 5, 2010.  Your comments and the Trust’s responses are set forth below.

The Trust notes that on May 14, 2010, the Trust’s name was changed to Chou America Mutual Funds and the names of the separate series of the Trust (“Funds”) were changed from the Chou Global Value Fund and the Chou Global Bond Fund to the Chou Equity Opportunity Fund and the Chou Income Opportunity Fund, respectively.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General

1.	COMMENT. If the registrant intends to use summary prospectuses, please provide to us the draft Rule 498(b)(1)(v) language that will accompany the summaries.

RESPONSE.  The Trust intends to use a summary prospectus for each Fund.  The legend that will appear on each summary prospectus is as follows:  “Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. The current prospectus and statement of additional information, both dated July 1, 2010, are incorporated by reference into

K&L GATES

Mary A. Cole, Esq.
June 25, 2010

this summary prospectus. You can find the Fund’s prospectus, statement of additional information, most recent reports to shareholders and other information about the Fund online at www.chouamerica.com. You can also get this information at no cost by calling (877) 682-6352 or sending an email request to
chouamericafunds.ta@atlanticfundadmin.com.

Prospectus

2.	COMMENT. Cover—Delete the statement that an investment in the Funds is not a deposit of a bank, etc. This disclaimer is appropriate only for bank-sponsored funds.

RESPONSE.  The Trust has deleted the statement.

3.	COMMENT. Table of Contents—Please correct the typographical error in the heading so that it reads “Purchase and Sale of Value Fund Shares” not “Purchase and Sale of Value AFund Shares”.

RESPONSE.  The Trust has corrected the typographical error.

4.	COMMENT. Table of Contents—“Portfolio Turnover” is a subsection of “Fees and Expenses.” You may wish to delete the heading from the Table of Contents.

RESPONSE.  The Trust has deleted the heading “Portfolio Turnover” from the Table of Contents.

Chou Value Fund Summary

5.
COMMENT.  Investment Objective—Please delete the second sentence under this heading. This information should be moved to the Value Fund’s response to Item 9(a) of Form N-1A, where the Fund should also disclose the notice shareholders will receive in advance of a change in investment objective.

RESPONSE.  The Trust has moved the sentence to the section of the prospectus titled “Additional Information Regarding the Funds” and disclosed that a Fund will notify shareholders in advance of a change in the Fund’s investment objective.

6.	COMMENT. Fees and Expenses of the Value Fund—Please revise the first sentence to read, “The table that follows describes…etc.” In addition, the second

K&L GATES

Mary A. Cole, Esq.
June 25, 2010

sentence should be deleted but may be inserted as a footnote to the fee table. See Item 3, Instruction 6(a) of Form N-1A.

RESPONSE.  The Trust has revised the first sentence of the paragraph preceding the Fee Table and has moved the second sentence to a footnote to the Fee Table.

7.
COMMENT.  Fee Table—Form N-1A provides that Items 2 through 8 may not include disclosure other than that required or permitted by the Form. See General Instruction C.3. (a) of Form N-1A. Please delete footnotes 1 and 2 as not required or permitted by Item 3.  This information may be included elsewhere in the prospectus.

RESPONSE.  The Trust has deleted footnotes 1 and 2 to the Fee Table.

8.	COMMENT. Fee Table—Since no exchange fee is described in the prospectus, please delete this line item.

RESPONSE.  The Trust deleted the exchange fee line item in the Fee Table.

9.	COMMENT. Fee Table—To conform with Form N-1A, revise the “Net Expenses” caption in the Fee Table to read “Total Annual Fund Operating Expenses After Waivers and Reimbursements.”

RESPONSE.  The Trust has revised the “Net Expenses” caption in the Fee Table to read “Total Annual Fund Operating Expenses After Waivers and Reimbursements.”

10.
COMMENT.  Fee Table—Form N-1A permits inclusion of fee waiver information in the Fee Table only if the waiver will be in place for no less than one year from the effective date of the registration statement.  Revise the date that the waiver will be in place or delete the fee waiver references from the fee table.  In addition, please clarify that only the Fund’s board may change the fee waiver agreement.

RESPONSE.  The Trust has revised the disclosure to reflect that: (1) the fee waiver and reimbursement will be in effect for each Fund through July 1, 2011, which is one year from the date of the prospectus; and (2) to clarify that the arrangement may be changed only by a Fund’s Board of Trustees.

K&L GATES

Mary A. Cole, Esq.
June 25, 2010

11.
COMMENT.  Example—To conform with Form N-1A, revise the third sentence to read: “The example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same.” In addition, please delete the fourth sentence of this paragraph. We would not object if the Fund includes a short parenthetical at the end, noting that the fee waiver is applied only for the first year.

RESPONSE.  The Trust has revised the third sentence of the paragraph preceding the Example and deleted the fourth sentence of that paragraph.  The Trust has included a short parenthetical at the end of the third sentence to reflect that the fee waiver is applied in the first year.

12.	COMMENT. Portfolio Turnover—Please insert a heading for this disclosure.

RESPONSE.  The Trust has inserted a heading for “Portfolio Turnover.”

13.	COMMENT. Principal Investment Strategies—If the intent of the disclosure in the second paragraph is meant to describe a temporary defensive position, the disclosure should be moved to Item 9.

RESPONSE.  The disclosure in the second paragraph describes a principal investment strategy of the Chou Equity Opportunity Fund, not a temporary defensive position.  Accordingly, the Trust has not moved the disclosure.

14.
COMMENT.  Principal Investment Strategies—The third paragraph states that the Value Fund may use “financial instruments, including derivatives” and lists the contemplated types of financial instruments (e.g., swaps, options, forward foreign currency exchange contracts, currency futures contracts, currency swaps, options on currencies, or options on currency futures). Please explain in your response why these instruments are not all “derivatives?” In addition, the disclosure in this paragraph states that the Value Fund may use financial instruments, including derivatives as “direct investments or to” hedge against losses, obtain exposure to financial markets, reduce transaction costs, create liquidity and/or increase the speed of portfolio transactions. Please clarify the distinction made between “direct” investments and the other types of investment activities identified.

RESPONSE.  The Trust acknowledges that all of the financial instruments listed in the sentence referenced above are derivatives.  To clarify the disclosure, the

K&L GATES

Mary A. Cole, Esq.
June 25, 2010

Trust has revised the disclosure to state “[t]he Equity Opportunity Fund may use financial instruments as investments or to:  (1) limit or hedge against losses ….”

15.
COMMENT.  Principal Investment Strategies of the Fund—Since the Value Fund identifies itself in its name as a “global” fund, please specify the policies that make the Fund global.  The existing disclosure merely states that the Fund invests in the securities of companies located throughout the world.  Disclose the percentage of assets of the Fund that will be invested outside the United States.  Also, explain in your response the discrepancy between the name of the registrant (Chou U.S. Mutual Funds) and its two underlying funds, both of which are global funds.

RESPONSE.  As noted above, the name of the Fund has been changed to the Chou Equity Opportunity Fund.  Consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”), the Fund has adopted a policy to invest at least 80% of its net assets in equity securities and financial instruments that provide exposure to equity securities.  The name of the Fund is consistent with the name of the Trust, which has been changed to Chou America Mutual Funds.

16.
COMMENT.  Principal Investment Strategies of the Fund—Unless the Value Fund intends to enter into repurchase and reverse repurchase agreements and securities lending agreements as principal strategies, the last sentence of this section should be deleted.

RESPONSE.  The Trust has deleted the sentence from the “Principal Investment Strategies” section of the Fund Summary.

17.	COMMENT. Principal Risks—Emerging Markets Risk—If this is a principal risk of the Fund, please add parallel disclosure to Principal Strategies.

RESPONSE.  The Trust has deleted “Emerging Markets Risk” from the “Principal Risks” section of the Fund Summary.

18.	COMMENT. Principal Risks—Add the counterparty risk associated with credit default swaps trading.

RESPONSE.  The Trust has added “Counterparty Risk” to the “Principal Risks” section of the Fund Summary.

K&L GATES

Mary A. Cole, Esq.
June 25, 2010

19.	COMMENT. Principal Risks—Pooled Investment Vehicle Risk—If this is a principal risk, why are expenses under .01% of Fund assets, as reflected in the fee table.

RESPONSE.  The Trust has deleted “Pooled Investment Vehicle Risk” from the “Principal Risks” section of the Fund Summary.

20.
COMMENT.  Principal Risks—Please confirm that the following risks are principal risks: market timing risk, political risk, refinancing risk, repurchase and reverse repurchase transaction risk and securities lending risk.

RESPONSE.  The Trust confirms that market timing risk, political risk, refinancing risk, repurchase and reverse repurchase transaction risk and securities lending risk are non-principal risks.  The Trust has removed these risks from the “Principal Risks” section of the Fund Summary.

21.	COMMENT. Portfolio Manager—Instead of stating that Mr. Chou has been portfolio manager of the Value Fund “since its inception,” state the date that he assumes this responsibility, i.e., 2010.

RESPONSE.  The Trust has revised the disclosure to reflect that Mr. Chou has been the Fund’s portfolio manager since the inception of the Fund on July 1, 2010.

22.	COMMENT. Tax Information—Delete the cross-reference in the second sentence of this section.

RESPONSE.  The Trust has deleted the second sentence.

Chou Global Bond Fund Summary

23.	COMMENT. The same comments provided above apply to the Bond Fund, as applicable.

RESPONSE.  The Trust has made the changes necessary to conform the Fund Summaries.

24.
COMMENT.  Principal Investment Strategies—The disclosure states that the “Bond Fund seeks to achieve its investment objective by investing at least 80% of its net assets in fixed income securities and financial instruments that provide

K&L GATES

Mary A. Cole, Esq.
June 25, 2010

exposure to fixed income securities.” In your response, explain whether this means that the Bond Fund may meet the 80% test with its derivatives holdings.  Also, explain in your response how a policy of investing 80% of the Bond Fund’s assets in “fixed income securities” meets the requirements of Rule 35d-1 under the 1940 Act.  We may have further disclosure comments depending on your responses to these questions.

RESPONSE.  As discussed above, the Fund has been renamed the Chou Income Opportunity Fund.  Under normal circumstances, the Income Opportunity Fund seeks to achieve its objective by investing at least 80% of its net assets in fixed income securities and financial instruments that provide exposure to fixed income securities.  This means that the Income Opportunity Fund may meet the 80% test with its derivatives holdings.  The Trust notes that this practice is consistent with SEC guidance in the adopting release for Rule 35d-1 wherein the SEC stated that, in appropriate circumstances, Rule 35d-1 would “permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”  Investment Company Act Release No. 24828, at Note 13 (January 17, 2001).

The Income Opportunity Fund’s policy of investing in fixed income securities and financial instruments that provide exposure to fixed income securities is consistent with the Fund’s new name as required by Rule 35d-1 under the 1940 Act.

25.	COMMENT. Principal Risks—Add Non-Diversification Risk to this section. According to the Statement of Additional Information (SAI), both funds are designated “non-diversified.”

RESPONSE.  The Trust has added non-diversification risk to the “Principal Risks” section of the Fund Summary.

26.
COMMENT.  Additional Information Regarding the Funds—The sub-headings in this section should read “Detailed Strategies and Risks of Chou Global Value Fund” and “Detailed Strategies and Risks of Chou Global Bond Fund.”

RESPONSE.  The Trust has changed the headings to read “Detailed Strategies of the Chou Equity Opportunity Fund” and “Detailed Strategies of the Chou Income Opportunity Fund.”

K&L GATES

Mary A. Cole, Esq.
June 25, 2010

27.	COMMENT. Additional Information Regarding the Funds—Add information that describes the Funds’ policies with respect to their status as “global” funds.

RESPONSE.  As noted above, the Funds have been renamed the Chou Equity Opportunity Fund and the Chou Income Opportunity Fund.  Therefore, the Funds are no longer “global” funds.

28.
COMMENT.  Additional Information Regarding the Funds—The disclosure in this section describing the Funds’ strategies and risks should parallel the disclosure in the Funds’ Summaries.  Revisions made in the Summaries in response to staff comments also should be made in this section of the prospectus.

RESPONSE.  The Trust has revised the disclosure in the section titled “Additional Information Regarding the Funds” to parallel the disclosure in each Fund’s Summary.

29.
COMMENT.  Detailed Information or Risk Factors—The introductory paragraph refers to “primary risk factors.”  Please change the reference to “principal risk factors” or explain the discrepancy in terminology in your response.

RESPONSE.  The Trust has changed the reference to “principal” risk factors.

30.	COMMENT. Detailed Information or (on?) Risk Factors—Please ensure that the table of risks includes only principal risks. Non-principal risks may be included in a separate table.

RESPONSE.  The Trust has revised the disclosure to reflect the Funds’ principal and non-principal risks in separate tables.

31.
COMMENT.  Currency Risk—This section states that “If a Fund invests directly in foreign (non-U.S.) currencies…” Explain in your response why this risk is couched in conjectural language when both funds list currency risk as a principal risk.

RESPONSE.  The Trust has revised the disclosure to reflect that the Funds invest directly in foreign currencies.

K&L GATES

Mary A. Cole, Esq.
June 25, 2010

32.
COMMENT.  Derivatives Risks—The second paragraph states that “The Funds may use derivatives in various ways.” Since the funds list derivatives risk as a principal risk, the statement should be more definitive.

RESPONSE.  The Trust has deleted the above-referenced disclosure.

33.	COMMENT. Distressed Securities Risk—Explain in your response why this section refers only to the Bond Fund when both funds list this risk as a principal risk.

RESPONSE.  The Trust has revised the disclosure under “Distressed Securities Risk” to clarify that this risk applies to the Equity Opportunity Fund and the Income Opportunity Fund.

34.
COMMENT.  Emerging Markets Risk—This section states that “The Funds may invest in foreign securities of issuers in countries with emerging securities markets.” Since this risk is categorized as principal with respect to both funds, please remove the conjectural language here.

RESPONSE.  The Trust has revised the risk tables to reflect that “Emerging Markets Risk” is a non-principal risk for both Funds.  Accordingly, the Trust has not revised the corresponding description of Emerging Markets Risk.

35.
COMMENT.  Non-Diversified Risk—This section only refers to the Value Fund, yet this is also a principal risk of the Bond Fund, according to the SAI and the table presented at the beginning of this section.

RESPONSE.  The Trust has revised the disclosure under “Non-Diversified Risk” to clarify that this risk applies to the Income Opportunity Fund as well as to the Equity Opportunity Fund.

36.
COMMENT.  The Adviser—This section states that Chou America Management Inc. is newly registered as an investment adviser.  If this is the first mutual fund advised by the adviser and its portfolio manager, please add this as a principal risk of investing in the funds.

RESPONSE.  The Trust has revised the disclosure under “The Adviser” to reflect that Chou does not manage any other U.S. registered mutual funds.  For the Staff’s edification, the Trust notes that the Funds are the first U.S. registered mutual funds advised by Chou America Management Inc.  The Adviser is an

K&L GATES

Mary A. Cole, Esq.
June 25, 2010

affiliate of a Canadian investment adviser, Chou Associates Management Inc. (“Chou Associates”), which serves as an investment adviser for Canadian mutual funds.  The Adviser and Chou Associates are owned and operated by Francis S.M. Chou, who serves as the sole portfolio manager for the Funds and the Canadian mutual funds.

37.
COMMENT.  Frequent Trading—Form N-1A requires that a fund’s policies and procedures to combat frequent trading be described with specificity.  Please add more specificity about such policies and procedures in this section.  See Item 11(e)(4)(iii) of Form N-1A.

RESPONSE.  The Trust believes that the Trust’s existing disclosure, which explains that the Trust monitors and imposes consequences for frequent trading, complies with the requirements of Form N-1A, Item 11(e)(4)(iii).  In this regard, the Trust’s prospectus clearly discloses that the Board of Trustees has adopted policies and procedures regarding frequent purchases and redemptions of Fund shares.  The disclosure states that the Funds discourage frequent trading and explains that “[f]ocus is placed on identifying redemption transactions which may be harmful to the Funds or their shareholders.”  The disclosure further states that the Funds impose a redemption fee of 2.0% of the current net asset value on shares redeemed within 120 days of purchase.  Moreover, the Trust’s process for assessing the redemption fee is clearly stated in a subsequent section titled “Redemption Fee.”  Accordingly, the Trust respectfully declines the comment.

Statement of Additional Information

38.
COMMENT.  Please add the new disclosure, including the specific experience and skills that qualify the directors to serve on the funds’ boards, required in Securities Act Release No. 9089 (Dec. 16, 2009). See Items 17(b)(1), (b)(3)(ii), and (b)(10) of Form N-1A.

RESPONSE. The disclosure required by Securities Act Release No. 9089 (Dec. 16, 2009) has been added to the SAI.

39.
COMMENT.  Administrator, Accountant, Transfer Agent and Compliance    Services—In your response, explain the factors considered by the funds’ boards in approving an administration agreement that imposes a gross negligence standard for the provision of ministerial duties.

K&L GATES

Mary A. Cole, Esq.
June 25, 2010

RESPONSE.  The Trust’s Board of Trustees has not approved an administration agreement with a gross negligence standard for the provision of ministerial duties.  The SAI discloses that the administration agreement imposes a negligence standard.

If you have any questions prior to the Trust’s pre-effective amendment filing, please call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:           Francis S.M. Chou
   Chou America Management Inc.